UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1933
For the transition period from            to
Commission file number 1-12080
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Post Properties, Inc.
401(k) Plan
B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
Post Properties, Inc
4401 Northside Parkway, Suite 800
Atlanta, GA 30327

POST PROPERTIES, INC. 401(k) PLAN
TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator
Post Properties, Inc. 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the Post Properties, Inc. 401(k) Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Post Properties, Inc. 401(k) Plan as of December 31, 2007 and 2006 and the changes in its net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GIFFORD, HILLEGASS & INGWERSEN, LLP
GIFFORD, HILLEGASS & INGWERSEN, LLP

Atlanta, Georgia
June 24, 2008

POST PROPERTIES, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2007 and 2006

	2007	2006
Investments, at fair value
Mutual funds	$24,917,497	$21,793,060
Employer securities	2,855,603	4,272,687
Common collective trust	1,887,040	1,523,462
Participant loans	576,288	603,206

TOTAL INVESTMENTS	30,236,428	28,192,415

Receivables
Employee contribution	—	72,306
Employer contribution	878,750	814,199

TOTAL RECEIVABLES	878,750	886,505

Excess contributions payable to plan participants	(31,974)	(27,941)

NET ASSETS AVAILABLE FOR BENEFITS, at fair value	31,083,204	29,050,979

Adjustment from fair value to contract value for fully benefit-responsive investments (common collective trust)	6,574	21,898

NET ASSETS AVAILABLE FOR BENEFITS	$31,089,778	$29,072,877

The accompanying notes are an integral part of these financial statements.

POST PROPERTIES, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2007

Contributions
Employer	$896,376
Participants	2,620,583
Rollover	73,775

TOTAL CONTRIBUTIONS	3,590,734

Investment income
Interest and dividends	752,459
Net appreciation in fair value of investments	416,026

TOTAL INVESTMENT INCOME	1,168,485

TOTAL ADDITIONS	4,759,219

Deductions from net assets attributed to:
Benefits paid to participants	2,721,887
Forfeitures used to offset employer contribution	17,581
Fees and expenses	2,850

TOTAL DEDUCTIONS	2,742,318

NET INCREASE	2,016,901

Net Assets Available for Benefits at Beginning of Year	29,072,877

Net Assets Available for Benefits at End of Year	$31,089,778

The accompanying notes are an integral part of these financial statements.

POST PROPERTIES, INC. 401(k) PLAN
Notes to Financial Statements

NOTE 1 — DESCRIPTION OF THE PLAN
The following is a brief description of the Post Properties, Inc. 401(k) Plan (the “Plan”). Reference should be made to the Plan document for a more complete description of the Plan’s provisions.
General: Effective April 1, 2006, the Plan was amended and restated. The terms of the amended and restated Plan are substantially similar to the terms of the previous Plan. The Plan is a defined contribution plan covering all full-time employees and part-time employees who have completed three months of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions: Each year, participants may contribute a percentage, up to 100%, of pretax annual compensation, as defined in the Plan not to exceed the amount allowed for income tax purposes. Participants 50 years of age or older may make catch-up contributions as allowed by the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Post Properties, Inc. (the “Company” and “Plan Sponsor”) matching contributions are discretionary and currently match 50% of employee deferrals up to 6% of eligible compensation. The Company may make additional discretionary contributions, although to date it has not chosen to do so. Through December 31, 2006, Company contributions were invested directly into Post Properties, Inc. common stock. Participants may immediately reallocate Company contributions from Company stock to other Plan investments. Effective January 1, 2007, Company contributions allocable to each participant were invested in accordance with each participant’s investment directives. Contributions are subject to certain limitations.
Participant Accounts: Each participant’s account is credited (charged) with the participant’s contribution and allocations of (1) the Company’s contributions and (2) Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investment Options: Participants may direct their contributions and any related earnings into any investment fund option offered by the Plan. Investment options consist of mutual funds, a common collective trust and a Company stock fund. See additional disclosures in Note 3 concerning the Company stock investments.
Voting Rights: Each participant is entitled to exercise voting rights attributable to the common shares of the Company allocated to his or her account. Participants are requested to instruct the Trustee as to how shares should be voted. If a participant does not provide the Trustee with instructions as to how shares should be voted, then such shares are voted proportionately in accordance with instructions received from other participants in the Plan.
Vesting: Participants are fully vested in their contributions and the earnings (losses) thereon. Vesting in Company contributions and related earnings (losses) accrues using a graduated scale based on years of service. To earn a year of service, a participant must be credited with at least 1,000 hours of service during any plan year.
Participant Loans: Participants may borrow from their fund account a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.10% to 9.25%, which are commensurate with local prevailing rates charged by banks and have a definite repayment period. Principal and interest is paid ratably through payroll deductions.
Payment of Benefits: Upon termination of service for any reason, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or a portion of that vested interest. As of December 31, 2007, deferred vested benefits to separated participants totaled $471,528.
Participants who have been in the Plan for a total of five years may withdraw up to 50% of their vested rollover account and vested employer discretionary profit sharing contribution account and, thereafter, at the end of each full five year period.
Account balances under $1,000 are automatically distributed upon termination of service.
In the event of a hardship as defined by the Plan, participants may withdraw an amount not to exceed the total of their vested account balance.
Administrative Expenses: Other than participant loan origination fees, all usual and reasonable costs of administering the Plan are paid by the Company.

POST PROPERTIES, INC. 401(k) PLAN
Notes to Financial Statements

Excess Contributions Payable: The Plan failed the Actual Deferral Percentage (ADP) discrimination test for 2007 and 2006. The Company elected to have the highly compensated employees withdraw the excess contributions out of the Plan. These excess contributions totaled $31,974 and $27,941 for 2007 and 2006, respectively, and are included as a liability in the statements of net assets available for benefits and are netted against participant contributions in the statement of changes in net assets available for benefits.
Forfeited Accounts: Forfeited accounts will be used to reduce future employer contributions. The employer’s contribution receivable at December 31, 2007 of $878,750 is net of the 2007 forfeitures of $17,581. Forfeitures of $97,255 related to 2006 were used to reduce amounts actually contributed by the Company during 2007.
NOTE 2 — ACCOUNTING POLICIES
Use of Estimates and Basis of Accounting: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.
As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value. The Plan’s interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.
Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.
New Accounting Pronouncement: In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan does not believe the adoption of SFAS 157 will have a material impact on the financial statements.
Payments of Benefits: Benefits are recorded when paid.
NOTE 3 — INVESTMENTS
Individual investments that represent 5% or more of the Plan’s net assets as of December 31:

	2007	2006
Vanguard 500 Index Fund	$3,858,970	$3,662,804
Columbia Acorn Fund	3,818,058	4,044,920
Goldman Sachs Large Cap Value Fund	3,319,802	3,326,419
Post Properties, Inc. Common Stock Fund	2,855,603	4,272,687
MFS Total Return Fund	2,846,298	2,438,071
American Funds Capital World Growth & Income Fund	2,471,404	1,894,059
Diversified Pooled Stable Value Fund, at contract value (fair value of $1,887,040 and $1,523,462, respectively)	1,893,614	1,545,360
American Funds Growth Fund of America Fund	1,647,124	*

*	not greater than 5% at December 31

POST PROPERTIES, INC. 401(k) PLAN
Notes to Financial Statements

Net appreciation (depreciation) in fair value of investments for the year ended December 31, 2007 is comprised of:

Mutual funds	$1,175,440
Common collective trust	73,955
Post Properties, Inc. common stock	(833,369)

$416,026

Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the Statements of Net Assets Available for Benefits.
Upon the change in Plan service providers (see note 7) effective April 1, 2006, the Plan’s investment option related to Company common stock converted from owning whole shares to the ownership of a common stock fund managed by Diversified Investment Advisors, Inc. The Company common stock fund consists of investments in Company common stock and cash. The common stock component of the fund is made up of whole shares of common stock and the cash is invested in an interest-bearing account. The interest on the cash investment plus any dividends paid on the Company common stock are reinvested into the fund. The cash component represents approximately 3% to 4% of the total fund and provides the fund liquidity for participant redemptions.
The unit value of the Company stock fund changes as the market value of the underlying common stock goes up or down. The unit value of the Company common stock fund is calculated on a daily basis. At December 31, 2007, the fund held 331,776 units at a unit value of $8.61. The fund balance of $2,855,603 is comprised of 78,448 shares of Company common stock valued at $2,755,094, cash investments of $63,352, and dividends and interest receivables of $37,157.
Information about the net assets and significant components of the changes in net assets relating to the Company’s common stock fund is as follows as of December 31:

	2007	2006
Net Assets:
Post Properties, Inc. Common Stock Fund	$2,855,603	$4,272,687

Change in Net Assets:
Contributions	$73,076	$732,611
Dividends and interest	150,969	217,451
Net appreciation (depreciation) in fair value	(833,369)	635,001
Distributions to participants	(391,364)	(404,422)
Transfers to other investments	(416,396)	(653,590)

	$(1,417,084)	$527,051

POST PROPERTIES, INC. 401(k) PLAN
Notes to Financial Statements

NOTE 4 — TAX STATUS
Effective April 1, 2006, the Plan was amended and restated to conform to a prototype plan document designed by the Plan’s trustee, Diversified Investment Advisors, Inc., to comply with the appropriate sections of the IRC for tax-exempt plans. The Plan administrator and the Plan tax counsel believe that the Plan, as currently designed, is being operated in compliance with the applicable requirements of the IRC. On this basis, the Plan administrator believes that, as of the date of these financial statements, the Plan was qualified and the related trust was tax-exempt.
The Plan intends to file for a determination letter from the Internal Revenue Service to receive confirmation that the Plan, as designed, is qualified and that the trust established under the Plan is tax-exempt.
NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS
As discussed above, the Plan held 331,776 units in the Company common stock fund at December 31, 2007 with a fair value of $2,855,603. At December 31, 2006, the Plan held 400,571 units in the Company common stock fund with a fair value of $4,272,687.
Beginning April 1, 2006, certain Plan investments were shares of a collective trust managed by the Plan’s administrator and recordkeeper, Diversified Investment Advisors, Inc. As a result, these transactions qualified as party-in-interest transactions. In addition, Diversified Investment Advisors, Inc. utilizes the services of State Street Bank & Trust Company as custodian and trustee for the remaining investments in the Plan.
Through March 31, 2006, certain Plan investments were shares of registered investment companies and common/collective trusts managed by the Plan’s previous custodian and trustee, SunTrust Banks, Inc. Through March 31, 2006, SunTrust Banks, Inc. was the custodian and trustee as defined by the Plan and, therefore, those transactions qualified as party-in-interest transactions.
NOTE 6 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
NOTE 7 — CHANGE IN SERVICE PROVIDER
The Plan effected a change in its administrator, investment advisor and recordkeeper effective April 1, 2006 from SunTrust Banks, Inc. to Diversified Investment Advisors, Inc. All funds were transferred on April 3, 2006, to a combination of fund options maintained by Diversified Investment Advisors, Inc. Diversified Investment Advisors, Inc. coordinates custodial and trust services for the Plan through independent trust companies.
NOTE 8 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31:

	2007	2006
Net assets available for benefits per the financial statements	$31,089,778	$29,072,877
Excess contributions payable to Plan participants	31,974	27,941

Net assets available per the Form 5500	$31,121,752	$29,100,818

The following is a reconciliation of contributions per the financial statements to Form 5500 for the year ended December 31, 2007:

Participant contributions per the financial statements	$2,620,583
Excess contributions payable to Plan participants	31,974

Participant contributions per the Form 5500	$2,652,557

SUPPLEMENTAL INFORMATION

POST PROPERTIES, INC. 401(k) PLAN
EIN #56-1550675
PLAN #002
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Identity of Issuer, Borrower,	Description of			Current
Lessor, or Similar Party	Investment	Cost		Value
* State Street Bank & Trust Company	Cash Reserve Account, interest bearing	—		$18,746

	Vanguard 500 Index Fund, 34,566 shares	(a	)	3,858,970
	Columbia Acorn Fund, 132,250 shares	(a	)	3,818,058
	Goldman Sachs Large Value Fund, 240,391 shares	(a	)	3,319,802
	MFS Total Return Fund, 186,764 shares	(a	)	2,846,298
	American Funds Capital World Growth & Income Fund, 55,649 shares	(a	)	2,471,404
	American Funds Growth Fund of America Fund, 49,138 shares	(a	)	1,647,124
	First American Mid Cap Growth Opps Fund, 35,780 shares	(a	)	1,446,251
	American Funds EuroPacific Growth Fund, 27,323 shares	(a	)	1,367,827
	Victory Diversified Stock Fund, 66,185 shares	(a	)	1,176,121
	PIMCO Total Return Admin Fund, 86,089 shares	(a	)	920,294
	Goldman Sachs Mid Value Fund, 13,000 shares	(a	)	459,564
	Barclays Global Investors LP 2040 Target Date Fund. 21,991 shares	(a	)	446,873
	AIM Real Estate Fund, 16,985 shares	(a	)	387,613
	Barclays Global Investors LP 2010 Target Date Fund. 20,072 shares	(a	)	264,754
	Phoenix Ins Small-Cap Value Fund, 6,039 shares	(a	)	185,537
	Barclays Global Investors LP 2020 Target Date Fund. 9,518 shares	(a	)	161,616
	Barclays Global Investors LP 2030 Target Date Fund. 7,451 shares	(a	)	120,645

	Mutual Fund Total			24,917,497

* Post Properties, Inc.	Common stock fund, 331,776 units	(a	)	2,855,603

* Diversified Investment Advisors, Inc.	Diversified Pooled Stable Value Fund, 115,090 shares, at contract value (fair value of $1,887,040)	(a	)	1,893,614
* Various Plan Participants	Participant loans with varying maturities and interest rates ranging from 5.10% to 9.25%	—		576,288

TOTAL (fair value of $30,236,428)				$30,243,002

*	Indicates party-in-interest

(a)	Participant directed

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2008	By:	Post Properties, Inc.,
the Plan Administrator of the 401(k) Plan

/s/ Linda J. Ricklef
Linda J. Ricklef Vice President of Human Resources Post Properties, Inc.

EXHIBIT INDEX

Exhibit No.	Document
23	Consent of Gifford, Hillegass and Ingwersen, LLP